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EXHIBIT 99.2

INDEPENDENT AUDITORS' CONSENT

        We consent to the incorporation by reference in the Registration Statements on Form S-8 (333-113139), Form S-8 (333-84476), Form S-8 (333-60704), and Form S-8 (333-49982) pertaining to the Employee Share Option Plans of Camtek Ltd. of our report dated February 18, 2004 with respect to the consolidated financial statements of Camtek Ltd. included in its Registration Statement on Form F-1 (333-113208) filed with the Securities and Exchange Commission on March 2, 2004.

/s/ Brightman Almagor & Co.	/s/ Goldstein Sabo Tevet

Brightman Almagor & Co.	Goldstein Sabo Tevet
Certified Public Accountants	Certified Public Accountants (Isr.)
A member firm of Deloitte Touche Tohmatsu	Tel Aviv, Israel
Tel Aviv, Israel

March 5, 2004

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INDEPENDENT AUDITORS' CONSENT